AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
FOR THE AEGIS VALUE FUND

TIDS AMENDED AND RESTATED AGREEMENT, dated as of February 23, 2023, is made and entered into by and between The Aegis Funds, a Delaware statutory trust (the "Trust"), on behalf of its series the Aegis Value Fund (the "Fund"), and Aegis Financial Corporation (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust on behalf of the Fund, and the Adviser (the "Advisory Agreement"); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of Classes of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.	Until April 30, 2024 and while the Adviser serves as investment adviser to the Fund pursuant to an investment advisory agreement between the Trust and the Adviser, the Adviser agrees, subject to Section 2 hereof, to waive its fee and/or reimburse other expenses of the Fund to the extent necessary to limit the operating expenses (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses) of the Class I shares of the Fund to an annual rate of 1.50% of the Class's average daily net assets.

2.	The Adviser shall be entitled to recoup from the Fund any fees waived and/or expenses reimbursed pursuant to Section 1 hereof for a period of up to three (3) years from the date of the waiver and/or reimbursement, provided such recoupment does not cause the operating expenses of a class of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses) to exceed the limit as to that class set forth in Section 1. Recoupments shall be paid to the Adviser on a monthly basis. In no event will the Adviser be entitled to recoup any fees waived or expenses reimbursed with respect to any other series of the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE AEGIS FUNDS		AEGIS FINANCIAL CORPORATION
behalf of its series
the Aegis Value Fund

By:	/s/ Justin Harrison	By:	/s/ Scott Barbee
Name·	Justin P. Harison	Name:	Scott L. Barbee
Title:	Secretary & Treasurer	Title:	President